SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 6-K



                            Report of Foreign Private
                                     Issuer
                       Pursuant to Rule 13a -16 or 15d -16
                                       of
                       the Securities Exchange Act of 1934


        Report on Form 6-K the period from 8 April 2006 to 21 April 2006

                                The BOC Group plc
                           Chertsey Road, Windlesham,
                                 Surrey GU20 6HJ
                                     England


          (Name and address of registrant's principal executive office)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F   X   Form 40-F
                                    ---            ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                Yes: |_| No: |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                Yes: |_| No: |X|

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes: |_| No: |X|


     Enclosures:

     1. A notification dated 10 April 2006 in accordance with Rule 2.10 of the City Code on Takeovers and Mergers confirming that at the close of business on 7 April 2006 the Company had 513,150,369 Ordinary shares in issue.
     2. A notification dated 10 April 2006 advising that UBS AG have a 5.05% interest in the issued Ordinary share capital of the Company.

     3. A notification dated 10 April 2006 advising that Credit Suisse have a 8.10% interest in the issued Ordinary share capital of the Company.
     4. A notification dated 11 April 2006 in accordance with Rule 2.10 of the City Code on Takeovers and Mergers confirming that at the close of business on 10 April 2006 the Company had 513,161,979 Ordinary shares in issue.
     5. A notification dated 13 April 2006 in accordance with Rule 2.10 of the City Code on Takeovers and Mergers confirming that at the close of business on 12 April 2006 the Company had 513,166,428 Ordinary shares in issue.
     6. A notification dated 18 April 2006 in accordance with Rule 2.10 of the City Code on Takeovers and Mergers confirming that at the close of business on 13 April 2006 the Company had 513,181,773 Ordinary shares in issue.
     7. A notification dated 18 April 2006 advising of a disposal by Ogier Trustee (Jersey) Limited, as trustee of The BOC Group plc Employee Share Trust (1995), of a total of 4,270 Ordinary shares in the Company in which the directors have a technical interest.
     8. A notification dated 19 April 2006 in accordance with Rule 2.10 of the City Code on Takeovers and Mergers confirming that at the close of business on 18 April 2006 the Company had 513,189,273 Ordinary shares in issue.
     9. A notification dated 20 April 2006 in accordance with Rule 2.10 of the City Code on Takeovers and Mergers confirming that at the close of business on 19 April 2006 the Company had 513,200,328 Ordinary shares in issue.
     10. A notification dated 21 April 2006 in accordance with Rule 2.10 of the City Code on Takeovers and Mergers confirming that at the close of business on 20 April 2006 the Company had 513,215,875 Ordinary shares in issue.
     11. A notification dated 21 April 2006 advising that UBS AG have a 6.11% interest in the issued Ordinary share capital of the Company.
     12.  A notification dated 21 April 2006 in accordance with Rules 8.1(a) and
          (b) (i) of the City Code on Takeovers and Mergers advising of dealings by directors (together with their close relatives and related trusts) of The BOC Group plc and its subsidiaries and fellow subsidiaries and their associated companies.

             THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY
                      INFORMATION SERVICE ON 10 APRIL 2006
                  AT 07.00 HRS UNDER REF: PRNUK-1004060655-5D66


10 April 2006

The BOC Group plc

RULE 2.10 ANNOUNCEMENT

The BOC Group plc ("BOC") announces, in accordance with Rule 2.10 of the City Code on Takeovers and Mergers, that as at the close of business on 7 April 2006 it had in issue 513,150,369 (including those represented by ADSs) ordinary shares of 25 pence each ("BOC Shares").

The ISIN reference number for the BOC Shares is GB0001081206 and for the American Depositary Shares of BOC is CUSIP055617609.

Each American Depositary Share of BOC represents two BOC Shares.

Contacts:

The BOC Group plc

Christopher Marsay, Director Investor Relations      01276 477222

The Maitland Consultancy

Neil Bennett                                         0207 379 5151

             THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY
                      INFORMATION SERVICE ON 10 APRIL 2006
                  AT 13.43 HRS UNDER REF: PRNUK-1004061341-71A8

                                   SCHEDULE 10

                    NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

-------------------------------------------------------------------------------------------------------------------------------
1.   Name of company                                        2.   Name of shareholder having a major interest

-------------------------------------------------------------------------------------------------------------------------------
     THE BOC GROUP plc                                           UBS AG

-------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------
3.   Please state whether notification indicates that       4.   Name of the registered holder(s) and, if more than one holder,
     it is in respect of holding of the shareholder              the number of shares held by each of them
     named in 2 above or in respect of a non-beneficial
     interest or in the case of an  individual holder if
     it is a holding of that person's spouse or children
     under the age of 18
-------------------------------------------------------------------------------------------------------------------------------
     NOTIFICATION IN RESPECT OF A                                UBS AG LONDON BRANCH - 24,529,639
     PARTY NAMED IN 2 ABOVE                                      UBS GLOBAL ASSET MANAGEMENT LIFE LTD - 1,360,547
                                                                 UBS SECURITIES LLC - 1,510
                                                                 UBS FINANCIAL SERVICES INC - 1,390
-------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------
5.   Number of                  6.   Percentage of issued   7.   Number of shares/amount  8.   Percentage of issued class
     shares/amount of stock          class                       of stock disposed
     acquired
-------------------------------------------------------------------------------------------------------------------------------


-------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------
9.   Class of security                                      10.  Date of transaction      11.  Date company informed

-------------------------------------------------------------------------------------------------------------------------------
     ORDINARY SHARES OF 25P EACH                                 5 APRIL 2006                  10 APRIL 2006

-------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------
12.  Total holding following this notification              13.  Total percentage holding of issued class following this notification
-------------------------------------------------------------------------------------------------------------------------------
     25,893,086                                                  5.05%

-------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------
14.  Any additional information                             15.  Name of contact and telephone number for queries

-------------------------------------------------------------------------------------------------------------------------------
     IN A LETTER DATED 7 APRIL 2006, THE BOC                     SARAH LARKINS
     GROUP plc HAS BEEN  ADVISED THAT UBS AG                     ASSISTANT COMPANY SECRETARY
     HOLDS A 5.05% (PREVIOUSLY 5.00%) INTEREST                   01276 807383
     IN THE ORDINARY SHARE CAPITAL OF THE
     COMPANY.
-------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------
16.  Name and signature of authorised company official responsible for making this notification

-------------------------------------------------------------------------------------------------------------------------------
     SARAH LARKINS

-------------------------------------------------------------------------------------------------------------------------------

Date of notification   10 APRIL 2006

-------------------------------------------------------------------------------------------------------------------------------

             THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY
                      INFORMATION SERVICE ON 10 APRIL 2006
                  AT 13.48 HRS UNDER REF: PRNUK-1004061347-DD16

                                   SCHEDULE 10

                    NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

-------------------------------------------------------------------------------------------------------------------------------
1.   Name of company                                        2.   Name of shareholder having a major interest

-------------------------------------------------------------------------------------------------------------------------------
     THE BOC GROUP plc                                           CREDIT SUISSE

-------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------
3.   Please state whether notification indicates that       4.   Name of the registered holder(s) and, if more than one holder,
     it is in respect of holding of the shareholder              the number of shares held by each of them
     named in 2 above or in respect of a non-beneficial
     interest or in the case of an individual holder if
     it is a holding of that person's spouse or children
     under the age of 18
-------------------------------------------------------------------------------------------------------------------------------
     NOTIFICATION IN RESPECT OF A PARTY                          CREDIT SUISSE SECURITIES (EUROPE) LIMITED - 38,191,167
     NAMED IN 2 ABOVE                                            CREDIT SUISSE INTERNATIONAL - 3,344,000
                                                                 CREDIT SUISSE SECURITIES (USA) LLC - 4,400
-------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------
5.   Number of                  6.   Percentage of issued   7.   Number of shares/amount  8.   Percentage of issued class
     shares/amount of stock          class                       of stock disposed
     acquired
-------------------------------------------------------------------------------------------------------------------------------


-------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------
9.   Class of security                                      10.  Date of transaction      11.  Date company informed

-------------------------------------------------------------------------------------------------------------------------------
     ORDINARY SHARES OF 25P EACH                                 06 APRIL 2006                 10 APRIL 2006

-------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------
12.  Total holding following this notification              13.  Total percentage holding of issued class following this notification
-------------------------------------------------------------------------------------------------------------------------------
     41,539,567                                                  8.10%

-------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------
14.  Any additional information                             15.  Name of contact and telephone number for queries

-------------------------------------------------------------------------------------------------------------------------------
     IN A LETTER DATED 10 APRIL 2006, THE BOC GROUP              SARAH LARKINS
     plc HAS BEEN ADVISED THAT CREDIT SUISSE HOLDS A             COMPANY SECRETARY
     8.10% (PREVIOUSLY 7.00%) INTEREST IN THE ORDINARY           01276 807383
     SHARE CAPITAL OF THE COMPANY.
-------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------
16.  Name and signature of authorised company official responsible for making this notification

-------------------------------------------------------------------------------------------------------------------------------
     SARAH LARKINS

-------------------------------------------------------------------------------------------------------------------------------

Date of notification 10 APRIL 2006

-------------------------------------------------------------------------------------------------------------------------------

             THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY
                      INFORMATION SERVICE ON 11 APRIL 2006
                  AT 07.00 HRS UNDER REF: PRNUK-1104060652-0CD1



11 April 2006

The BOC Group plc

RULE 2.10 ANNOUNCEMENT

The BOC Group plc ("BOC") announces, in accordance with Rule 2.10 of the City Code on Takeovers and Mergers, that as at the close of business on 10 April 2006 it had in issue 513,161,979 (including those represented by ADSs) ordinary shares of 25 pence each ("BOC Shares").

The ISIN reference number for the BOC Shares is GB0001081206 and for the American Depositary Shares of BOC is CUSIP055617609.

Each American Depositary Share of BOC represents two BOC Shares.

Contacts:

The BOC Group plc

Christopher Marsay, Director Investor Relations      01276 477222

The Maitland Consultancy

Neil Bennett                                         0207 379 5151

             THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY
                      INFORMATION SERVICE ON 13 APRIL 2006
                  AT 08.54 HRS UNDER REF: PRNUK-1304060853-2730




13 April 2006

The BOC Group plc

RULE 2.10 ANNOUNCEMENT

The BOC Group plc ("BOC") announces, in accordance with Rule 2.10 of the City Code on Takeovers and Mergers, that as at the close of business on 12 April 2006 it had in issue 513,166,428 (including those represented by ADSs) ordinary shares of 25 pence each ("BOC Shares").

The ISIN reference number for the BOC Shares is GB0001081206 and for the American Depositary Shares of BOC is CUSIP055617609.

Each American Depositary Share of BOC represents two BOC Shares.

Contacts:

The BOC Group plc

Christopher Marsay, Director Investor Relations      01276 477222

The Maitland Consultancy

Neil Bennett                                         0207 379 5151

             THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY
                      INFORMATION SERVICE ON 18 APRIL 2006
                  AT 09.17 HRS UNDER REF: PRNUK-1804060904-37A3




18 April 2006

The BOC Group plc

RULE 2.10 ANNOUNCEMENT

The BOC Group plc ("BOC") announces, in accordance with Rule 2.10 of the City Code on Takeovers and Mergers, that as at the close of business on 13 April 2006 it had in issue 513,181,773 (including those represented by ADSs) ordinary shares of 25 pence each ("BOC Shares").

The ISIN reference number for the BOC Shares is GB0001081206 and for the American Depositary Shares of BOC is CUSIP055617609.

Each American Depositary Share of BOC represents two BOC Shares.

Contacts:

The BOC Group plc

Christopher Marsay, Director Investor Relations      01276 477222

The Maitland Consultancy

Neil Bennett                                         0207 379 5151

             THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY
                      INFORMATION SERVICE ON 18 APRIL 2006
                  AT 17.30 HRS UNDER REF: PRNUK-1804061726-2354


18 April 2006

THE BOC GROUP plc EMPLOYEE SHARE TRUST (1995)

The BOC Group plc (the Company) has been notified of the disposal on 18 April 2006 of 4,270 Ordinary shares of 25p each in the Company at nil cost per share by Ogier Trustee (Jersey) Limited (the Trustee) as trustee of The BOC Group plc Employee Share Trust (1995) (the Trust). These Ordinary shares have been transferred, following exercise of options, to participants in the Company's senior executive share incentive plans.

Following this disposal of 4,270 Ordinary shares, the Trustee now holds 4,280,121 Ordinary shares.

Each of the executive Directors of the Company is a potential beneficiary under the Trust and therefore for Companies Act purposes is regarded as interested in all of these 4,280,121 Ordinary shares. Despite this technical interest, each executive Director will only be entitled to receive Ordinary shares from the Trust in satisfaction of options granted to him in respect of these Ordinary shares.

             THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY
                      INFORMATION SERVICE ON 19 APRIL 2006
                  AT 07.01 HRS UNDER REF: PRNUK-1904060657-8132


19 April 2006

The BOC Group plc

RULE 2.10 ANNOUNCEMENT

The BOC Group plc ("BOC") announces, in accordance with Rule 2.10 of the City Code on Takeovers and Mergers, that as at the close of business on 18 April 2006 it had in issue 513,189,273 (including those represented by ADSs) ordinary shares of 25 pence each ("BOC Shares").

The ISIN reference number for the BOC Shares is GB0001081206 and for the American Depositary Shares of BOC is CUSIP055617609.

Each American Depositary Share of BOC represents two BOC Shares.

Contacts:

The BOC Group plc

Christopher Marsay, Director Investor Relations      01276 477222

The Maitland Consultancy

Neil Bennett                                         0207 379 5151

             THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY
                      INFORMATION SERVICE ON 20 APRIL 2006
                  AT 07.00 HRS UNDER REF: PRNUK-2004060650-D4E9


20 April 2006

The BOC Group plc

RULE 2.10 ANNOUNCEMENT

The BOC Group plc ("BOC") announces, in accordance with Rule 2.10 of the City Code on Takeovers and Mergers, that as at the close of business on 19 April 2006 it had in issue 513,200,328 (including those represented by ADSs) ordinary shares of 25 pence each ("BOC Shares").

The ISIN reference number for the BOC Shares is GB0001081206 and for the American Depositary Shares of BOC is CUSIP055617609.

Each American Depositary Share of BOC represents two BOC Shares.

Contacts:

The BOC Group plc

Christopher Marsay, Director Investor Relations      01276 477222

The Maitland Consultancy

Neil Bennett                                         0207 379 5151

             THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY
                      INFORMATION SERVICE ON 21 APRIL 2006
                  AT 07.00 HRS UNDER REF: PRNUK-2104060648-A644


21 April 2006

The BOC Group plc

RULE 2.10 ANNOUNCEMENT

The BOC Group plc ("BOC") announces, in accordance with Rule 2.10 of the City Code on Takeovers and Mergers, that as at the close of business on 20 April 2006 it had in issue 513,215,875 (including those represented by ADSs) ordinary shares of 25 pence each ("BOC Shares").

The ISIN reference number for the BOC Shares is GB0001081206 and for the American Depositary Shares of BOC is CUSIP055617609.

Each American Depositary Share of BOC represents two BOC Shares.

Contacts:

The BOC Group plc

Christopher Marsay, Director Investor Relations      01276 477222

The Maitland Consultancy

Neil Bennett                                         0207 379 5151

             THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY
                      INFORMATION SERVICE ON 21 APRIL 2006
              AT 10.52 HRS UNDER REF: PRNUK-210406-2104061051-E0D6

                                   SCHEDULE 10

                    NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

-------------------------------------------------------------------------------------------------------------------------------
1.   Name of company                                        2.   Name of shareholder having a major interest

-------------------------------------------------------------------------------------------------------------------------------
     THE BOC GROUP plc                                           UBS AG

-------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------
3.   Please state whether notification indicates that       4.   Name of the registered holder(s) and, if more than one holder,
     it is in respect of holding of the shareholder              the number of shares held by each of them
     named in 2 above or in respect of a
     non-beneficial interest or in the case of an
     individual holder if it is a holding of that
     person's spouse or children under the age of 18
-------------------------------------------------------------------------------------------------------------------------------
     NOTIFICATION IN RESPECT OF A PARTY                          UBS AG LONDON BRANCH - 29,991,492
     NAMED IN 2 ABOVE                                            UBS GLOBAL ASSET MANAGEMENT LIFE LTD - 1,360,547
                                                                 UBS SECURITIES LLC - 1,700
                                                                 UBS FINANCIAL SERVICES INC - 1,140
-------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------
5.   Number of                  6.   Percentage of issued   7.   Number of shares/amount  8.   Percentage of issued class
     shares/amount of stock          class                       of stock disposed
     acquired
-------------------------------------------------------------------------------------------------------------------------------


-------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------
9.   Class of security                                      10.  Date of transaction      11.  Date company informed

-------------------------------------------------------------------------------------------------------------------------------
     ORDINARY SHARES OF 25P EACH                                 18 APRIL 2006                 21 APRIL 2006

-------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------
12.  Total holding following this notification              13.  Total percentage holding of issued class following this notification
-------------------------------------------------------------------------------------------------------------------------------
     31,354,879                                                  6.11%

-------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------
14.  Any additional information                             15.  Name of contact and telephone number for queries

-------------------------------------------------------------------------------------------------------------------------------
     IN A LETTER DATED 20 APRIL 2006, THE BOC GROUP              SARAH LARKINS
     plc HAS BEEN ADVISED THAT UBS AG HOLDS A 6.11%              ASSISTANT COMPANY SECRETARY
     (PREVIOUSLY 5.05%) INTEREST IN THE ORDINARY SHARE           01276 807383
     CAPITAL OF THE COMPANY.
-------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------
16.  Name and signature of authorised company official responsible for making this notification

-------------------------------------------------------------------------------------------------------------------------------
     SARAH LARKINS

-------------------------------------------------------------------------------------------------------------------------------

Date of notification   21 APRIL 2006

-------------------------------------------------------------------------------------------------------------------------------

             THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY
                      INFORMATION SERVICE ON 21 APRIL 2006
                  AT 14.35 HRS UNDER REF: PRNUK-2104061433-1C44


                                                                        FORM 8.1

           DEALINGS BY OFFERORS, OFFEREE COMPANIES OR THEIR ASSOCIATES
                   FOR THEMSELVES OR FOR DISCRETIONARY CLIENTS
       (Rules 8.1(a) and (b)(i) of the City Code on Takeovers and Mergers)

1.   KEY INFORMATION

--------------------------------------------------------------------------------
Name of person dealing (Note 1)                 See attached Schedule
--------------------------------------------------------------------------------
Company dealt in                                The BOC Group plc
--------------------------------------------------------------------------------
Class of relevant security to which the         Ordinary Shares of 25 pence each
dealings being disclosed relate (Note 2)
--------------------------------------------------------------------------------
Date of dealing                                 See attached Schedule
--------------------------------------------------------------------------------


2.   INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

-----------------------------------------------------------------------------------------------------------
                                                    Long                                Short

-----------------------------------------------------------------------------------------------------------
                                         Number                  (%)        Number                  (%)
-----------------------------------------------------------------------------------------------------------
(1) Relevant securities                     See attached Schedule              See attached Schedule

-----------------------------------------------------------------------------------------------------------
(2) Derivatives (other than options)                 N/A                                N/A

-----------------------------------------------------------------------------------------------------------
(3) Options and agreements to                        N/A                                N/A
purchase/sell

-----------------------------------------------------------------------------------------------------------
Total                                       See attached Schedule              See attached Schedule

-----------------------------------------------------------------------------------------------------------

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

-----------------------------------------------------------------------------------------------------------
Class of relevant security:                         Long                                Short

-----------------------------------------------------------------------------------------------------------
                                         Number                  (%)        Number                  (%)
-----------------------------------------------------------------------------------------------------------
(1) Relevant securities                              N/A                                N/A

-----------------------------------------------------------------------------------------------------------
(2) Derivatives (other than options)                 N/A                                N/A

-----------------------------------------------------------------------------------------------------------
(3) Options and agreements to                        N/A                                N/A
purchase/sell

-----------------------------------------------------------------------------------------------------------
Total                                                N/A                                N/A

-----------------------------------------------------------------------------------------------------------

(c)  Rights to subscribe (Note 3)

--------------------------------------------------------------------------------
Class of relevant security:                          Details

--------------------------------------------------------------------------------
Ordinary Shares of 25 pence each                     See attached Schedule

--------------------------------------------------------------------------------

3.   DEALINGS (Note 4)

(a)  Purchases and sales

-----------------------------------------------------------------------------------------------------------
Purchase/sale                         Number of securities               Price per unit (Note 5)

-----------------------------------------------------------------------------------------------------------
See attached Schedule

-----------------------------------------------------------------------------------------------------------

(b)  Derivatives transactions (other than options)

-----------------------------------------------------------------------------------------------------------
Product name,                Long/short (Note 6)       Number of securities       Price per unit (Note 5)
e.g. CFD                                               (Note 7)
-----------------------------------------------------------------------------------------------------------
N/A

-----------------------------------------------------------------------------------------------------------

(c)  Options transactions in respect of existing securities

(i)  Writing, selling, purchasing or varying

-----------------------------------------------------------------------------------------------------------
Product           Writing,       Number of      Exercise       Type, e.g.     Expiry         Option
name,             selling,       securities to  price          American,      date           money
e.g. call         purchasing,    which the                     European                      paid/
option            varying etc.   option                        etc.                          received per
                                 relates                                                     unit (Note 5)
                                 (Note 7)
-----------------------------------------------------------------------------------------------------------
N/A               N/A            N/A            N/A            N/A            N/A            N/A

-----------------------------------------------------------------------------------------------------------

(ii) Exercising

-----------------------------------------------------------------------------------------------------------
Product name, e.g. call option        Number of securities               Exercise price per unit (Note 5)
-----------------------------------------------------------------------------------------------------------
See attached Schedule                 N/A                                N/A

-----------------------------------------------------------------------------------------------------------

(d)  Other dealings (including new securities) (Note 4)

-----------------------------------------------------------------------------------------------------------
Nature of transaction (Note 8)        Details                            Price per unit (if applicable)
                                                                         (Note 5)
-----------------------------------------------------------------------------------------------------------
N/A                                   N/A                                N/A

-----------------------------------------------------------------------------------------------------------

4.   OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

--------------------------------------------------------------------------------
Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.
--------------------------------------------------------------------------------
None
--------------------------------------------------------------------------------

Is a Supplemental Form 8 attached? (Note 9)                            NO

-----------------------------------------------------------------------------------------------------------
Date of disclosure                                     21 April 2006

-----------------------------------------------------------------------------------------------------------
Contact name                                           Carol Hunt

-----------------------------------------------------------------------------------------------------------
Telephone number                                       01276 807759

-----------------------------------------------------------------------------------------------------------
Name of offeree/offeror with which associated          The BOC Group plc

-----------------------------------------------------------------------------------------------------------
Specify category and nature of associate status        Category (3) - directors (together with their
(Note 10)                                              close relatives and related trusts) of The BOC
                                                       Group plc and its subsidiaries and fellow
                                                       subsidiaries and their associated companies
-----------------------------------------------------------------------------------------------------------


Notes

The Notes on Form 8.1 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk
---------------------------

                                    SCHEDULE
                     Form 8.1 Aggregated Dealings Disclosure
                     ---------------------------------------
         For category 3 associates the period 13 April to 21 April 2006
         --------------------------------------------------------------
Part A - Purchases and Sales

-------------------------------------------------------------------------------------------------------------------------------
                                                                                                          Resultant holding of
                                                                                                          shares
                                                                                                          (excl. shares under
Name                             Date of dealing   Purchase/Sale      Number of shares   Price ((pound))  option)
                                                                      shares
                                                                                                          Number              %
-------------------------------------------------------------------------------------------------------------------------------
LAM Victor                       19 April 2006     Purchase           480                698p             6,970         0.001
-------------------------------------------------------------------------------------------------------------------------------
PECKMAN Darron                   19 April 2006     Purchase           1,497              894p             2,657         0.0005
-------------------------------------------------------------------------------------------------------------------------------
WATKINS Alan Michael             13 April 2006     Sale               15,094             1554p            0             0
-------------------------------------------------------------------------------------------------------------------------------

Part B - Exercising Options

-------------------------------------------------------------------------------------------------------------------------------
                                                                                                         Resultant holding of
                                              Product name       Number of          Exercise price       shares under option
Name                        Date of           (e.g.              shares acquired    ((pound)) per share  Number            %
                            exercise          option/award)
-------------------------------------------------------------------------------------------------------------------------------
LAM Victor                  19 April 2006     Option (SAYE)      480                698p                 5,817        0.001
-------------------------------------------------------------------------------------------------------------------------------
PECKMAN Darron              19 April 2006     Option (SAYE)      1,497              894p                 5,118        0.001
-------------------------------------------------------------------------------------------------------------------------------
WATKINS Alan Michael        13 April 2006     Option             10,824             776p                 37,362       0.007
-------------------------------------------------------------------------------------------------------------------------------
WATKINS Alan Michael        13 April 2006     Award (LTIP)       4,270              Nil                  33,092       0.006
-------------------------------------------------------------------------------------------------------------------------------

                                    SIGNATURE



                  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, The BOC Group plc, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





Date:  April 24, 2006



                                      By:      /s/   Sarah Larkins
                                              ----------------------------------
                                              Name:  Sarah Larkins
                                              Title: Assistant Company Secretary